SECURI' 08028481 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8 - 03337

FEB 29 2008

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Albert Fried & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 39th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Alburtus — 212-422-7299 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Thomas Alburtus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Albert Fried & Company, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MERIKE GRUNBAUM
ATTORNEY-AT-LAW
Notary Public, State of New York
No. 02GR6053113
Qualified In New York County
Commission Expires 1/2/11

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Members' Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

ALBERT FRIED & COMPANY, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Albert Fried & Company, LLC

We have audited the accompanying statement of financial condition of Albert Fried & Company, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Albert Fried & Company, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2008

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash	$	21,109
Cash segregated in compliance with federal regulations		3,680,201
Deposits with clearing organizations		15,560,000
Receivable from brokers-securities borrowed		16,937,900
Receivable from brokers-fail to deliver		1,205,451
Receivable from brokers		4,556,760
Securities owned, at market value		131,809,711
Receivable from customers		4,823,485
Receivable from noncustomers		1,037,472
Interest receivables		396,057
Other assets		894,116
Total Assets	$	180,922,262
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Draft payable	$	2,108,346
Accounts payable and accrued expenses		2,788,116
Payable to brokers-fail to receive		1,263,623
Payable to customers		8,990,530
Payable to noncustomers		7,660,993
Total Liabilities		22,811,608
Members' Equity		158,110,654
	$	180,922,262

See accompanying notes to financial statements.

ALBERT FRIED & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Organization

Albert Fried & Company, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company provides clearing and execution of security and option transactions for customers, makes inter-dealer markets in certain corporate securities over the counter and conducts correspondent clearing for other registered security brokers and dealers. In addition, the Company is engaged in the proprietary trading of securities for its own account.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD"), the member regulation, enforcement and arbitration functions of the New York Stock Exchange. Additionally, the Company is a member of the American Stock Exchange, LLC (the "ASE"), the Options Clearing Corporation ("OCC") and the International Securities Exchange ("ISE").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Securities Transactions

The Company records principal transactions in securities and related revenue and expense on a trade date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at quoted market values and securities not readily marketable are valued at fair value as determined by management, with resulting unrealized gains and losses reflected in principal transactions in the accompanying statement of operations. Dividends are accrued on the ex-dividend date.

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. The Company monitors the market value of the securities borrowed on a daily basis, with additional collateral deposited or refunded as necessary. Interest is paid at prevailing market rates. These financial instruments are short term in nature. Accordingly, the estimated fair value of these financial instruments is not materially different from their carrying amounts.

Depreciation

Depreciation of property and equipment is provided for based upon the provisions of the Internal Revenue Code (the "Code"). Such depreciation does not differ materially from that which would be recorded under generally accepted accounting principles. The estimated useful lives of the assets range from 5 to 15 years. Leasehold improvements are depreciated over the remaining life of the lease.

1. Nature of business and summary of significant accounting policies (continued)

Commission Expense

The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Income Taxes

No provision for federal and state income taxes have been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable to its Members on their individual income tax returns. The Company is subject to New York City unincorporated business tax. Deferred income taxes arise from unrealized gain on securities owned and securities sold, not yet purchased.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Securities owned

Details of securities owned at December 31, 2007 are as follows:

	Securities Owned	
U.S. government obligations	$ 1,095,078	
Corporate obligations	58,299,188	*
Equity securities and warrants	28,130,072	**
Options	1,125	
Money market and mutual funds	44,284,248	
	$ 131,809,711	

* Included in corporate obligations is $3,946,500 of securities not readily marketable.
** Included in equity securities and warrants is $3,302,087 of securities not readily marketable.

3. Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital rules 15c3-1. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of the rule 15c3-3 aggregate debit items, as defined.

At December 31, 2007, the Company had net capital of $139,743,352, which exceeded its requirement of $1,500,000 by $138,243,352. As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 2, 2008, to comply with its December 31, 2007 requirements, cash in the amount of $3,362,248 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $1,137,403.

As a clearing broker-dealer, the Company had elected to compute a reserve requirement for Proprietary Accounts of Introducing Brokers/Dealers ("PAIB calculation", as defined.) The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. As of January 2, 2008, to comply with its December 31, 2007 requirement, cash in the amount of $317,953 has been segregated in a special reserve account for the exclusive benefit of customers exceeding actual requirements by $113,422 in accordance with its PAIB calculation.

4. Receivable from/payable to customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

The Company engages in an automatic money market sweep program where all free credit balances are swept nightly into The Reserve Primary Fund.

5. Receivable from/payable to noncustomers

The receivable/payable to noncustomers represent accounts held with Members.

6. Letter of credit

The Company has an available line of credit from a financial institution for $30,000,000. The credit line bears interest at the current federal funds rate. At December 31, 2007, $5,000 was outstanding and is included in accounts payable and accrued expenses. The credit line bears interest at the current federal funds rate, which was 4.51% as of December 31, 2007.

7. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

8. Commitments

The Company is obligated under non-cancelable operating leases for office and other space expiring on various dates through March 30, 2010. The leases contain provisions for escalations based on certain costs incurred by the lessor. Rent expense under these agreements for the year ended December 31, 2007 was approximately $293,000.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year Ending December 31,		
2008	$	236,260
2009		174,471
2010		38,558
	$	449,289

9. Contingencies

The Company and several other parties have been named as defendants in an action brought by the Chapter 11 Trustee of Geneva Steel Holdings Corporation ("Geneva"). The Company has been a secured creditor of Geneva, and had received a fee in connection with the making of the loan. In addition, an option (the "Option") was granted to purchase certain real property. By reasons of subsequent defaults of Geneva, the Option exercise price was reduced and later the Company exercised the Option and purchased the property.

In the proceeding, the Trustee seeks, among other things, to (i) invalidate or subordinate the Company's bankruptcy claim relating to the loan, (ii) avoid the reductions in the Option price, (iii) avoid the Company's purchase of the property under the Option and (iv) recover the price reductions and the property.

The likely outcome of the action cannot be determined at this time. However, in the opinion of management, the above action will not have a material effect on the financial position of the Company.

10. Concentrations of credit risk

In the normal course of business, the Company enters into various debt, option, futures and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risks in the event the customer or other broker is unable to fulfill its contracts obligations and the Company has to purchase or sell the financial instrument underlying the contract at loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral or loans for such securities in support of various financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company clears certain of its proprietary transactions through other broker-dealers. The amounts receivable from brokers include balances relating to the aforementioned proprietary transactions.

Cash segregated for the exclusive benefit of customers of $3,362,248 and proprietary accounts of introducing brokers of $317,953 are maintained in one bank. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

11. Derivative financial instruments

The Company's trading activities include the purchase and sale of derivative financial instruments such as futures contracts, equity and index options. These derivatives are used for trading purposes and for managing risks associated with the portfolio investments. All positions are reported in the accompanying statement of operations as gain or loss as it occurs. Futures contracts are reported at open-trade equity. These financial instruments involve elements of market risk in excess of the amounts recognized in the statement of financial condition.

12. Subsequent events

On January 2, 2008, the Company discontinued the operations of it's two branch offices. All lease and vendor commitments connected with these offices have been assigned to S.J. Levinson & Sons, LLC, a registered broker dealer. The Company has entered into a correspondent clearing relationship with that company commencing January 2, 2008.

END